UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     February 2008                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated February 7, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: February 7, 2008	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

NEWS RELEASE

FOR RELEASE ON February 7, 2008

UNBRIDLED ENERGY PROVIDES UPDATE ON

APPALACHIAN BASIN, USA OPERATIONS

CALGARY-PITTSBURGH · February 7, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (“Unbridled” or the “Company”) provides an update on its Appalachian Basin properties in the USA.

Marcellus Shale Play in Pennsylvania

Many Companies are now leasing land and drilling wells in the evolving Marcellus Shale play in Pennsylvania.  Based on the Company’s internal research on this shale formation and the significant production rates now publicized by several operators and analysts, Unbridled is implementing a two prong approach to enter the play.  First, Unbridled has selected a land acquisition company to begin leasing in Pennsylvania in strategic areas.  Second, management is commencing preliminary Joint Venture negotiations with existing local well operators who have large lease positions held by shallow well production.  The Company will begin taking leases in February with the intent of securing sufficient acreage to begin planning drilling operations.  Based on recent public data, the anticipated production results from the Marcellus are 0.5 to 1.5 MMscf/d for vertical wells and 1 to 4 MMscf/d for horizontal wells.  These rates are similar to those exhibited in the prolific Fayetteville, Barnett, and Woodford Shales.  The gas content for the Marcellus is also in the range of these prolific shales.

Ohio River Play, Ohio

As announced previously, the Company signed a joint venture agreement and a four township (92,160 acres) Area of Mutual Interest Agreement (“AMI”) with Equitable Production Company (“Equitable”), a unit of Equitable Resources, Inc. (NYSE: EQT) to partner on drilling three horizontal test wells in the Devonian Shales in south central, Ohio.  All three well locations have been identified and the anticipated spud date is March 2008.  Unbridled and Equitable have now expanded their AMI to include 6 1/2 additional townships (153,600 acres) immediately north and northeast of the original 4 township AMI.  Leasing operations are underway.

Southern Appalachian Basin

Within its area of geological study, Unbridled has recently entered into a confidentiality agreement with an operator to review existing well data.  Discussions to date include drilling horizontal wells into two specific formations. If and when the parties reach agreement, drilling could commence within 3 months afterwards subject to rig availability.

Chautauqua Lake Properties, Chautauqua County, New York

Unbridled Energy NY LLC. will partner with Schlumberger Data and Consulting Services to acquire new micro-seismic data on its Chautauqua Lake property in New York.  The project will be conducted for the New York State Energy Research and Development Authority (NYSERDA) under a $150,000 contract.

The project will collect new reservoir and hydraulic fracture information in the Grimsby, Whirlpool, and Devonian shales in Chautauqua County to optimize future hydraulic fracture treatments.  Until now, this region of New York has not been characterized significantly.  The project will include collecting advanced logs, core, and micro-seismic data.  Schlumberger will provide the technical analysis for the project.

Unbridled will contribute various existing data from its wells in its Chautauqua Lake property, in addition to collecting new data in wells it soon plans to drill and/or re-complete.  The project results will be used by Unbridled to help maximize recovery from the estimated remaining net 3P reserves of 31 Bscf (24 Bscf Possible).

The results of this past summer’s workover program have been evaluated and show a 25 to 40% improvement in daily production rates from most of the wells that were serviced.  Based on the success of the rather modest workover program of 2007, the company is in the process of developing a significant recompletion and work over program that will commence in late Q1 and will run through Q3 2008.

The company is gearing up for a near-term drilling campaign of 10 wells.  The anticipated spud date for the program is March 2008.  Several winter related factors delayed the start approximately one month.  The four recompletions into new formations will also begin in March or earlier depending on weather.

For more information, please contact Mark Mastiliak, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

UNBRIDLED ENERGY CORP.

Joseph Frantz, Jr.

President

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, future drilling programs, the development of pipeline infrastructure, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates and sales.

Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.